Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

February 5, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	eSports Technologies, Inc.

Draft Registration Statement on Form S-1 Filed December 10, 2020

CIK No. 0001829966

Dear Mr. Morris:

This letter is being submitted on behalf of eSports Technologies, Inc. (the “Company”) in response to the comment letter, dated January 6, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed December 10, 2020 (the “Draft Registration Statement”). The Company’s amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Draft Registration Statement on Form S-1 Submitted December 10, 2020

Summary Financial Data, page 6

1.        Your statement that the summary of your financial data for the years ended September 30, 2020 and September 30, 2019 were derived from your unaudited financial statements appearing elsewhere in this prospectus does not appear to be consistent with your presentation of audited financial statements for the years ended September 30, 2020 and September 30, 2019 on page F-1. Please revise your disclosure.

Securities and Exchange Commission

February 5, 2021

Response: The disclosure in the Amended Draft Registration Statement has been amended to state the summary financial data for the years ended September 30, 2020 and September 30, 2019 were derived from its audited financial statements.

We currently generate all of our revenue internationally, page 9

2.        We note that your operations may be affected by foreign government policies and legislation, particularly those in the Philippines and Latin America. Please revise the risk factors section to describe these material risks to investors. In this regard, we note that in the second sentence of this risk factor you have identified a litany of risks but have not discussed the nature or severity of the threat posed to the company or to investors. Please revise to describe these risks in detail under separate risk factor headings, as necessary. In addition, please describe any material legislation in the Governmental Regulations section on page 36.

Response: The referenced risk factor in the Amended Draft Registration Statement has been revised to better specify the specific risks the Company faces. In addition, we have revised the Governmental Regulation section in the Amended Draft Registration Statement. The revised risk factor is below:

“We currently generate all of our revenue internationally and, as a result, are subject to certain risks related to international operations, including but not limited to uncertain and changing government policies and legislation, as well as potential social and political instability, each of which could negatively affect our results.

All of our operations are conducted in foreign jurisdictions, including the Philippines and Latin America. As such, our operations may be adversely affected by changes in foreign government policies and legislation or social and political instability in the jurisdictions in which we operate and other factors which are not within our control, including, but not limited to:

•               recessions in the foreign countries that we operate in, which may reduce customer demand. As we currently generate a substantial portion of our revenue from a small number of countries, macroeconomic conditions or civil unrest in those countries may adversely affect our business;

•               changes in gaming policies and regulatory requirements. We currently operate in countries that do not require licensing or regulatory requirements other than our Curacao license. To the extent any of the countries in which we operate change their licensing or regulatory requirements, we will not be able to operate in these jurisdictions until we are able to satisfy such new regulatory requirements; and

•               currency fluctuations. We accept the local currency in the countries in which we operate, which subjects us to foreign currency risks.

Securities and Exchange Commission

February 5, 2021

We may in the future enter into agreements and conduct activities outside of the jurisdictions where we presently conduct business, which expansion may present challenges and risks that we have not faced in the past, and which we may not be able to anticipate, any of which could adversely affect our results of operations and/or financial condition.”

Participation in the sports betting industry exposes us to trading, liability management, and pricing risk, page 9

3.        In appropriate places in your prospectus, please revise to provide additional information about the third party service providers that you rely on to generate odds. Where appropriate, discuss the terms of your agreements with these providers and consider whether you should file them as exhibits. In addition, please revise the risk factors section and elsewhere as appropriate to discuss the unique challenges of odds-making for esports matches. In this regard, we note that traditional considerations and information channels that may inform oddsmaking for major American professional sports leagues or similarly long standing events would not seem to apply to the relatively newer genre of e-sports.

Response: The referenced risk factor in the Amended Draft Registration Statement has been revised as follows:

“Participation in the sports betting industry exposes us to trading, liability management, and pricing risk, any of which may expose us to and cause us to experience lower than expected profitability and potentially significant losses.

Our fixed-odds betting products involve betting where winnings are paid on the basis of the stakes placed and the odds quoted. We currently generate the odds on our platform from third party service providers. Commencing with the introduction of the updated version of gogawi.com in the first quarter of 2021, we will utilize the platform provided by Galaxy Group Ltd., or UltraPlay, which platform includes providing odds. Our agreement with UltraPlay includes certain one-time payments related to the update of our website, as well as ongoing royalty payments based on bet volume. Our agreement with UltraPlay is short-term in length and, although we believe there are multiple available providers of odds, there is no assurance that we will be able to enter into future agreements with other providers on a timely basis, which may cause interruptions in our service.

Odds are determined with the objective of providing a positive return to the bookmaker over a large number of events. However, there can be significant variation in gross win percentage event-by-event and day-by-day. There can be no assurance that we will be effective in reducing our exposure to such risk in the future. As a result, in the short term, there is less certainty of generating a positive gross win, and we may experience significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are capable of human error and, thus, even when allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. Any significant losses on a gross-win basis could have a material adverse effect on our business, financial condition and results of operations.”

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Securities and Exchange Commission

February 5, 2021

In addition, the Company has added the following risk factor in the Amended Draft Registration Statement:

“The esports betting industry is new and evolving, which makes the establishment of odds for esports matches more difficult than traditional sports betting and which exposes us to potentially greater risks than competitors that focus solely on traditional sports wagering.

The esports betting industry is new and evolving. Unlike traditional sports odds-making that is well established, establishing odds for esports matches is more difficult as the data required to generate the odds is significantly more limited due to the general newness of the industry. As such, we believe there may be greater volatility in betting esports matches, as compared to traditional sports, which may cause greater volatility in our business. In connection with the initial rollout of our updated site, we will be dependent on UltraPlay to provide odds. Our long-term strategy is to differentiate ourselves in the esports gaming industry by developing our own intellectual property in the form of new esports predictive gaming models, which we believe will help us establish better odds than are currently available in the industry. However, we can provide no assurance that we will be successful in creating esports predictive gaming models that are superior to current odds providers. Furthermore, even if we are able to create such a model, we can provide no assurance that esports betting will not remain more volatile than traditional sports betting.”

The Company further advises the Staff that as the third party provider agreement may be terminated on short notice and as the Company believes there are multiple providers of odds, the Company does not believe the agreement is material.

4.        Revise where appropriate to discuss whether there is an average return that bookmakers typically require and whether that return differs for esports competitions as compared to other sporting events.

Response: The Company has revised the Amended Draft Registration Statement to modify the reference to average returns. The previous disclosure was not meant to imply that there was a specified average return required by bookmakers, but to state that the goal of bookmakers was to earn a positive return over time by establishing odds that bring in an equal amount of wagering on both sides.

Our current operations are entirely dependent on our Curacao gaming license, page 14

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Securities and Exchange Commission

February 5, 2021

5.       We note that your operations are dependent on your gaming license in Curacao. Please revise, where appropriate, to discuss in greater detail the requirements you must meet to maintain your license and identify the bodies that evaluate compliance. To the extent that your inability to meet the requirements will subject you to certain risks, including fines or suspensions, please provide additional disclosure to quantify the range of sanctions to which you may be subject. For example, it is unclear how fines are calculated. It is also unclear how determinations are made to revoke or suspend gaming licenses and, in the event of a suspension, how the length of the suspension is determined.

Response: The Amended Draft Registration Statement has been revised to add the following disclosure in the section “Business – Government Regulation”:

“Curacao License

The Curacao Ministry of Justice has only granted four online gaming Master Licenses. Our license is a sublicense from one of the four master license holders, Gaming Services Provider N.V. #365/JAZ. The Curacao Ministry of Justice allows an applicant for a sublicense from a Master License holder to operate under the master license holder’s license, so long as they meet certain operating and compliance criteria, including, without limitation, providing quarterly and annual submissions and conducting “know your customer” procedures. These criteria must be met at the stage of application as well as on an ongoing basis. As such, so long as we maintain the requisite criteria for holding the sublicense, as a sublicensee we can enjoy the same privileges and rights that the Master License holder has, but without the ability to issue licenses.

This single sublicense covers any kind of game requiring skill or chance, including esports and sports betting. Additionally, it also allows the operator to carry out and offer services related to iGaming including aggregators, software providers, and platform operators.

The entities that evaluate our ongoing compliance are the Master License holder and the Curacao Gaming Control Board. There is no set standard, to date, to quantify sanctions. These are reviewed on an individual basis. The framework to suspend a sublicense is based on the severity of the infraction, and include, not paying licensing fees, not adhering to policies or resolving customer issues, and not keeping required “know your customer” procedures up to date. Where direct violations of the sublicense agreement pertain to the compliance with the Master License, suspensions would be enforced until the sublicense holder has submitted all needed information or documents as requested by the Master License holder or the Curacao Gaming Board. In addition, any customer complaints that are not resolved could result in a suspension of our sublicense depending on the severity of the issue. Finally, marketing or accepting players from prohibited countries could result in an immediate suspension of our sublicense. In such case, we would need to show that IP geo blocking of the countries has been implemented and measures put in place to ensure we are not accepting customers from said country moving forward.”

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Securities and Exchange Commission

February 5, 2021

Use of Proceeds, page 21

6.       State the approximate amount of proceeds intended to be used for each identified purpose. In addition, we note your statement that you “cannot specify with certainty all of the particular uses for the net proceeds” and that “management will have broad discretion in the application of the proceeds.” You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated; please revise accordingly. Alternatively, if you determine that you do not have a specific plan for the proceeds or a significant portion thereof, state that that is the case and the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response: The “Use of Proceeds” in the Amended Draft Registration Statement has been revised to state the approximate amount to be used for each identified purpose.

Market for Esports Gambling, page 32

7.       We note the projected revenue for esports revenue (not including gambling). Please clarify, here and on page 2, the sources of revenue that are included in the esports revenue projections and whether your business generates streams of income from these non- gambling sources, so that investors can determine the relevance of these projections to your business. Please also address the extent to which your operations as a sportsbook for esports events may preclude you from participating in certain streams of revenue associated with esports, such as those associated with team ownership.

Response: Both of the referenced disclosures have been amended in the Amended Draft Registration Statement as follows:

“According to Newzoo, a gaming industry source for games market insights and analytics, the global video game market is forecast to be worth $159 billion in 2020. Esports revenue for 2020 is projected to be $1.488 billion (not including gambling) according to Green Man Gaming. According to H2 Gambling Capital and iGaming Business, the net revenue from regulated esports-specific betting will grow by 39% year-on-year in 2020, to reach $343 million, and by 2024, the market is projected to generate $862 million in revenue. We are not currently expecting any meaningful revenue generation from the wider video game market or esports revenue opportunities, such as sponsorships, advertising, event and ticket sales or merchandise sales.”

Future Products and Services, page 33

8.       Please discuss the anticipated costs, relevant milestones, and current stage of development of the products and services described in this section and in the first paragraph of the section entitled "Our Intellectual Property and License Agreements." You should also address who will be tasked with creating the new platforms, products and tools, including predictive model, feeds, and bet matching engines, that you describe. In this regard, we note that you appear to rely on license agreements for your IP and do not currently own IP and it is unclear whether you have any prior experience introducing new technology in this industry. To the extent that you are unable to fund each of the initiatives described, please explain how you will prioritize the various initiatives. Also, to the extent that there are specific risks and challenges associated with the products and services you intend to launch, please describe them.

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Securities and Exchange Commission

February 5, 2021

Response: The Company has revised the Amended Draft Registration Statement to address the Staff’s comment.

9.       Refer to the second paragraph of this section. Please disclose how you will provide the best overall prices on esports wagering matches given your disclosure elsewhere that third-party intermediaries may seek a specified return. In addition, please explain what a market derivative is in the context of your business and describe in greater detail how your cash-out license operates as well as the terms of the license agreement.

Response: The Company has revised the Amended Draft Registration Statement to remove the reference to “best overall prices” and to “market derivatives” and to address the Staff’s comment related to the cash-out license.

10.       Refer to the third paragraph of this section. Revise to more clearly explain how the tools and platforms that you propose to create differ from those currently available to industry participants. In addition, please describe the characteristics of a "business-focused user" and explain the specific functionality that would make your new tools and platform desirable to them.

Response: The Company has revised the Amended Draft Registration Statement to address the Staff’s comment. The revised section is below:

“More specifically, we intend to build a trading platform which allow more of a peer-to-peer experience by matching up larger volume betting and position asks across business and corporations operating in the esports wagering space. We believe the current esports wagering operators and services are catered to a recreational bettor both in terms of the software designed to allow them to make wagers and the amounts and offerings provided to them. We intend to create a more trading-focused experience, supporting a much larger betting size and allowing customers to “request” esports wagers to be taken by other wagering operators, not just by our own company. By providing reporting and visualization tools, we believe we will be able to retain and increase the business we receive from our largest and most valuable customers. We believe these future products will be able to attract a more business-focused user by providing trading functionality and enabling a transactional-focused revenue stream. Additionally, the service may provide our first-party trading and modeling team with more data to drive efficiencies and improvements to our models, which we believe will likely reduce our risk. We are still in the beginning stages of development on this project. We are working on the foregoing trading tools and platform internally and expect to spend approximately $200,000 as of the initial introduction.”

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Securities and Exchange Commission

February 5, 2021

Our Intellectual Property and License Agreements, page 34

11.       We note your disclosure in the final paragraph on page 34. If material, please revise your risk factors to address the risk that regulatory review and licensing requirements may preclude you from using certain technologies. To the extent that the IP that you currently license is subject to regulatory review, please disclose that fact and any associated material risks.

Response: The Company has revised the Amended Draft Registration Statement to make clear that the risk referenced in the Staff’s comment is a potential future concern. The Company does not believe the risk discussed is material.

Additional Markets, page 35

12.       Please describe the steps necessary to secure licensing in the additional markets that you will target in 2021, including Japan, Thailand, Mexico, and South America. In addition, please disclose the anticipated costs, if material.

Response: The Company has revised the referenced disclosure in the Amended Draft Registration Statement as follows:

“In connection with the introduction of our updated website, we intend in 2021 to target additional markets in which we are licensed to accept wagers, including Japan, Thailand, Mexico and South America. We believe our current gaming license permits us to accept wagers from these countries without the need for further licensing, although we can provide no assurance that we will not be required to obtain additional regulatory approvals in the future. We anticipate the costs associated with expansion into additional markets will consists of translation of our website into the local language, as well as marketing costs.”

Consolidated Balance Sheets, page F-2

13.       You recorded “other long term liabilities, net of discount” in the amount of $422,409 as of September 30, 2020. Please disclose the nature and terms of the transaction underlying this item and explain how you determined the amount of this line item as of the reporting date.

Response: The Company has revised Note 4 to the consolidated financial statements in the Amended Draft Registration Statement to clarify the “Other Long term liabilities, net of discount” balance.

Consolidated Statements of Cash Flows, page F-5

14.       Please reconcile the amounts reported as change in accounts receivable and change in accounts payable and accrued liabilities in the year ended September 30, 2020 to the related balances reported on your consolidated balance sheets.

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Securities and Exchange Commission

February 5, 2021

Response: The Company has historically used its cryptocurrency holdings to settle accounts payable and accrued expenses, and has received settlement of its accounts receivable in cryptocurrency, as disclosed in Note 3 to the consolidated financial statements. The Company does not consider cryptocurrency holdings to be cash or cash equivalents and as such has not reflected receipt of or payment in cryptocurrency to be cash received or paid on the statement of cash flows. Additions of cryptocurrency represent outstanding accounts receivable settlement with no impact to operating cash flow. The payments by the Company in cryptocurrency represent the settlement of the Company’s accounts payable and accrued liabilities and payouts to users of with no impact to operating cash flow. The Company has added additional disclosures to Note 3 to the consolidated financial statements to clarify the sources and uses of its cryptocurrency.

General

15.       We note that you intend to allow your users to utilize cryptocurrency and virtual currency within your platform. Please disclose the currencies that are or will be accepted and clarify that cryptocurrency and virtual currency, regardless of the terminology, are considered digital assets and therefore may be deemed securities or other types of assets. To the extent that you accept or begin to accept digital assets for payment, consider whether they are securities and, if so, what material risks and/or uncertainties you will face, including those under the Investment Company Act of 1940 and anti-money laundering laws. In addition, revise to address whether you plan to hold or trade each digital asset you currently hold and describe the custodial practices and cybersecurity measures you currently have in place or intend to use to protect the digital assets you hold.

Response: The Company has revised the Amended Draft Registration Statement to remove the reference to “virtual currency,” as such term was not intended to connote an asset for value. The term was utilized in connection with the Company’s planned “free to play” product.

The Company has revised the Amended Draft Registration Statement to discuss its practices related to the acceptance of bitcoin as follows:

“We have historically accepted deposits via bitcoin from our customer base. Upon the introduction of our updated website, we intend to continue to allow customers to deposit bitcoin in their respective accounts. However, upon receipt of bitcoin from customers, we intend to promptly convert the bitcoin into fiat currency, such that we are not long-term holders of a material amount of bitcoin. Customers will not be permitted to wager in bitcoin and will receive credit for their local currency upon conversion of any bitcoin deposits. In connection with the introduction of our updated site, we will have in place arrangements with several established third-party merchant and payment providers to accept all forms of customer payments and deposits, including Mastercard and Visa, in more than 25 currencies.”

16.       Please disclose whether your applications are or will be dependent on a blockchain that you did not develop. If so, please revise to explain and describe the risks and challenges related to such reliance; if not, please describe the risks related to developing and maintaining your own blockchain, if applicable. Please also explain (1) the material terms and characteristics of your virtual currency, including how it will be valued and any associated volatility, (2) the process by which the virtual currency will be distributed to users, (3) laws or regulations that may limit your ability or the ability of users to convert cryptocurrency or virtual currency into real currency or property, and (4) the risks to your users of holding the digital assets if they are distributed (e.g., any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach). To the extent that you will offer customers a digital wallet, please discuss the associated regulatory risks.

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Securities and Exchange Commission

February 5, 2021

Response: The Company advises the Staff that its applications are not blockchain dependent. As discussed in the Company’s response to comment 15, it only accepts existing cryptocurrencies to convert to U.S. dollars to use on its site. The Company’s technology does not have any blockchain considerations, requirements or use.

17.       In appropriate places, please provide the disclosure required by Item 101(c)(2)(ii) of Regulation S-K

Response: The Company advises the Staff that it has included the disclosure required by Item 101(c)(2)(ii) of Regulation S-K in the section “Business – Employees” in the Amended Draft Registration Statement.

18.       On your prospectus cover page and in your Summary, please disclose the percentage of voting power to be held by your directors and executive officers (and any other related parties) after the offering, explain that these shareholders will control the matters to be voted upon by stockholders, and state, if true, that you will be a controlled company. Please also include a risk factor discussing the risks associated with being a controlled company, if you will be one.

Response: The Company advises the Staff that its directors and officers will not hold a significant number of shares after the offering such that they would control the matters to be voted upon by stockholders.

19.       We note that you have included two prospectuses in this registration statement. Please tell us whether you intend to use both prospectuses concurrently in the same format as filed. If so (i) please tell us how you will inform investors whether they will be investing in the public offering by the company or in the resale offering and (ii) disclose on the prospectus cover page of the primary offering that you are concurrently conducting a secondary offering. In addition, the prospectus for the resale offering does not appear to be complete in its own right; please advise or revise. Finally, with a view toward future disclosure and legal analysis by the staff regarding the nature of the offerings, please tell us whether the resale offering will be conducted by Boustead Securities, LLC and whether the shares to be offered in the resale offering will be purchased by the selling stockholders in the primary offering.

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Securities and Exchange Commission

February 5, 2021

Response: The Company does not intend to use both prospectuses concurrently. The public offering prospectus will be utilized in the Company’s initial public offering. The resale prospectus will be available to the selling stockholders to utilize for the resale of their shares of common stock included in such prospectus.

The Company has added the following disclosure on the cover page of the public offering prospectus:

“The registration statement of which this prospectus forms a part includes a separate prospectus to be used for the potential resale by certain selling stockholders of _________ shares of common stock.”

The Company advises the Staff that it has included an “Explanatory Note” below the registration statement fee table setting forth the components of the Resale Prospectus.

The Company further advises the Staff that the selling stockholders will not be utilizing Boustead Securities, LLC in connection with the resale of the shares to be registered. In addition, the shares to be offered in the resale offering will consist of outstanding shares of Company common stock held by the selling stockholders and will not be purchased by the selling stockholders in the primary offering.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Aaron Speach, CEO
Matt Lourie, CFO

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